SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at June 1, 2004

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 1, 2004
* Print the name and title of the signing officer under his signature.
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Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC
V6C 2V6 Canada
Tel 604 684- 6365
Fax 604 684- 8092
Toll Free 1 800 667- 2114
www.tasekomines.com

TASEKO JOINT VENTURES GIBRALTAR MINE OPERATIONS WITH LEDCOR

June 1, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Taseko Mines Limited (TSX Venture: TKO; OTCBB: TKOCF) is pleased to announce that Taseko has signed a Framework Agreement to create a Joint Venture (the "JV") with Ledcor CMI Ltd. ("Ledcor"), whereby Ledcor will commission and operate the Gibraltar mine, located near the City of Williams Lake in south-central British Columbia. Gibraltar is a 35,000 tonnes per day open pit copper mine that is preparing to resume operations.

Ledcor is a major British Columbia based construction and contract mining company, with extensive experience in both the construction and the operation of mines. Its Civil-Mining division employs over 300 people across Canada and the United States.

Under the proposed terms, Ledcor will be the operator, with primary responsibility for commissioning and operating the mine in addition to other aspects of mine operations, including drilling, blasting, loading and hauling of ore and waste as well as recruitment of personnel and maintenance of the equipment and facilities. Ledcor will contribute to the JV its own mine equipment and purchase or lease additional equipment, as necessary, including a large new shovel and new trucks worth over $25 million, to supplement the existing site equipment. Taseko will contribute to the JV certain mineral rights and usage rights to the existing mill and equipment. Personnel from Ledcor are on site to begin commissioning the mine for copper concentrate production by October 1, 2004.

A long-term copper concentrate sales contract has also been signed recently with Glencore Ltd. ("Glencore"), a major international metals buyer. Glencore is a diversified natural resources group based in Switzerland, with assets of US$15 billion. Commencing in October 2004, the sales contract is for 100% of the production from the mine, and has a duration of 40 months, with fixed terms for treatment and refining charges at a discount to prevailing market prices.

Other activities associated with the re-start of the Gibraltar mine include arrangements with rail carriers and port facilities for the transportation, storage and shipment of Gibraltar's copper concentrates to smelters overseas. These arrangements are well advanced and within the necessary lead times.

Mr. Thiessen said "We are making good progress on our re-start activities, and are very pleased to have established this joint venture with Ledcor and to have secured the key concentrate sales agreement with Glencore. We would like to acknowledge the support of Williams Lake and other local communities during the standby and re-start period, and look forward to being a major contributor to the economy of the region."

For further details on Taseko Mines Limited, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's Annual Information Form in Canada and its annual filing on Form 20-F with the United States Securities Commission.